Esperanza Resources Corp.
Suite 1400, 400 Burrard Street
Vancuver, British Columbia
Canada, V6C 3A6

Riaan Herman Consulting cc.
P.O. Box 12119
Clubview, 0014
Centurion, RSA

Tel: +27 (0) 83 303 9999
Fax: +27 (0) 86 668 5688
Email: riaan.herman@rhc.za.com

www.rhc.za.com

Dear Sirs:

(a) I, Riaan E. Herman, Pr.Sci.Nat, am the Managing Director of Riaan Herman Consulting cc. of 1064 Kyalami Street, Raslouw Glen, Centurion, Gauteng South Africa.

(b) I am the principal resource modeler and a co-author of the technical report entitled:

Cerro Jumil 2012 Mineral Resource Update.

with an effective date of September 10th, 2012 and an issue date of October 26th, 2012, prepared for:

Esperanza Resources Corp.
Suite 1400, 400 Burrard Street
Vancuver, British Columbia
Canada, V6C 3A6

(c) I am a registered Professional Natural Scientist (Pr.Sci.Nat) with The South African Council For Natural Scientific Professions (Registration Number 400142/11).

I have twenty years of geological and engineering experience in minerals, precious stones, coal and industrial minerals. I have worked on the exploration, development and assessment of metasoamtic tungsten and magnetite skarns associated with copper projects across the world with relevant experience in Canada, Mexico, Philippines. Typical projects include the following:

- Tyler Resources Inc. Bahuerachi copper porphyry (and associated magnetite skarns) project in Chihuahua State, Mexico,
- Copper Fox Metals Inc. Schaft Creek copper porphyry project in northwestern British Columbia,
- Carmen Copper Corporation copper porphyry project on Cebu Island in the Philippines,

(d) I have read the definition of "Qualified Person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a Professional Association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

(e) My most recent personal inspection of the property which is the subject of this report occurred from September 24th, 2012 to October 5th, 2012.

(f) I am responsible for all aspects of the technical report.

(g) I am independent of the Company as described in Section 1.5 of National Instrument 43-101.

(h) I have read the Canadian Securities Administrator's National Instrument 43-101 (including the most recent CSA Staff Notice dated August 16th, 2012) and the technical report has been prepared in compliance with this instrument.

(i) At the effective date of the report, August 20th, 2012, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 26th day of October, 2012 at Centurion, Gauteng, South Africa.

Riaan E. Herman Pr.Sci.Nat.